June 4, 2013

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Messrs. Andrew D. Mew, Jarrett Torno and Ms. Donna Di Silvio

Re:	Consolidated Edison, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 21, 2013

File No. 001-14514

Ladies and Gentlemen:

On May 24, 2013, we received a letter from the Commission’s Division of Corporation Finance containing comments on the above-referenced filing. Our responses are provided below following the Division’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Note B. Regulatory Matters

Other Regulatory Matters, page 99

1.	Comment: We note your response to comment 3 in our letter dated May 2, 2013. You state in your response you have assessed as reasonably possible, the likelihood that you will be required to refund to customers amounts in excess of the amounts recovered from others, and that you are preparing for settlement negotiations but are unable to estimate any additional refund that may exceed the established regulatory liability. As you cannot estimate an amount, please disclose the range of loss, or state that such an estimated range cannot be made.

You may provide your disclosures of estimated range of loss on an aggregated basis. Please include your proposed disclosures in your response.

If you conclude you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertook to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Response: The company disclosed the low and high ends of the estimated range of loss: the $14 million regulatory liability accrued at December 31, 2012 ($15 million at March 31, 2013) and the $208 million of overcharges estimated by the NYSPSC consultant. The company will clarify its disclosure of the estimated range of loss in future filings. Absent additional developments, the company will include the following sentence in its second quarter Form 10-Q at the end of its disclosure regarding this proceeding: “The company currently estimates that any refund required by the NYSPSC could range in amount from the $15 million regulatory liability up to an amount based on the NYSPSC consultant’s $208 million estimate of overcharges.” Additional developments, such as settlement negotiations (which are scheduled to begin in late June) or review of expenditures that the NYSPSC consultant has not reviewed, may provide the company a basis to adjust its regulatory liability or the estimated range of loss.

Note R. Asset Retirement Obligations, page 132

2.	Comment: We note your response to comment 7 in our letter dated May 2, 2013. Your disclosure on page 133 currently states you did not accrue the obligation for the cost of asbestos removal from the Companies’ generating stations and substation structures since you cannot reasonably estimate the retirement dates. ASC 410-20-50-2 states “[i]f the fair value of an asset retirement obligation cannot be reasonably estimated, that fact and the reasons therefor shall be disclosed.” Your disclosure on page 133 states you are unable to reasonably estimate the retirement dates of the generating stations and substation structures, but you do not disclose the reasons you are unable to do so. Additionally, you state in your response that you were unable to reasonably estimate either the settlement date or the undiscounted estimated costs. Please revise your footnote disclosure in future filings to state whether your inability to reasonably estimate the asset retirement obligations is also due to your inability to estimate the undiscounted costs, and also to discuss the reasons you are unable to estimate the retirement date and settlement amount as contained within your response. Please include your proposed disclosure in your response.

Response: The company will revise its footnote disclosure in future filings, beginning with its second quarter Form 10-Q, to include the following paragraph:

“The Companies did not record an asset retirement obligation for the removal of asbestos in generating stations and substation structures. For assets in these categories, the Companies were unable to reasonably estimate their asset retirement obligations because the Companies were unable to estimate the undiscounted retirement costs or the retirement dates and settlement dates. The amount of the undiscounted retirement costs could vary considerably depending on the disposition method for the assets, and the method has not been determined. The Companies anticipate continuing to use these assets in their businesses for an indefinite period, and so the retirement dates and settlement dates are not determinable.”

Consolidated Edison, Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt consideration of our responses will be appreciated.

We are available to discuss our responses to your comments at any time. You may reach the undersigned at 212-460-3440 (hoglundr@coned.com) or Robert Muccilo, Vice President and Controller at 212-460-4202 (muccilor@coned.com).

Very truly yours,

/s/ Robert Hoglund
Robert Hoglund
Senior Vice President and Chief Financial Officer

Cc:	Mark Niehaus, PricewaterhouseCoopers LLP

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